Exhibit (g)(1)(a)

Schedule II to Custody Agreement

As of December 17, 2019

The undersigned hereby certifies that he is an authorized signer of the IndexIQ Active ETF Trust (the "Trust") and that the following funds are included under the Custody Agreement dated November 18, 2013, by and between the Trust and the Bank of New York Mellon.

Fund Name

IQ MacKay Municipal Intermediate ETF

IQ MacKay Municipal Insured ETF

IQ Ultra Short Duration ETF

IndexIQ Active ETF Trust	Bank Of New York Mellon

/s/ Jonathan Zimmerman	/s/ John Silano
Name: Jonathan Zimmerman	Name: John Silano
Title: Executive Vice President	Title: Director